News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Telecom Announces Expiration of Tender Offer for 10.625% Senior
    Secured Notes due 2008

    TORONTO, Sept. 28 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers
Telecom Holdings Inc. ("Rogers Telecom"), a wholly owned subsidiary of RCI and formerly known as Call-Net Enterprises Inc., announce today that Rogers
Telecom's cash tender offer (the "Tender Offer") for any and all of its
US$222.9 million aggregate principal amount of 10.625% Senior Secured Notes due 2008 (CUSIP No. 130910AJ1) (the "Notes") expired at 11:59 p.m., New York
City time, on September 27, 2005 (the "Expiration Time"). At the Expiration
Time, Notes representing approximately US$200.9 million in aggregate principal amount had been tendered pursuant to the Tender Offer. The Tender Offer was subject to the terms and conditions set forth in Rogers Telecom's Offer to
Purchase and Consent Solicitation Statement dated August 30, 2005.
    Holders of Notes who validly tendered Notes after 5:00 p.m., New York
City time, on September 13, 2005 but on or prior to the Expiration Time will receive total consideration of US$1,041.11 per US$1,000 principal amount of
Notes tendered, and also will receive any accrued and unpaid interest from the most recent interest payment date for the Notes to, but not including, the final settlement date, which Rogers Telecom expects will occur today,
September 28, 2005. Rogers Telecom's obligation to accept and pay for Notes validly tendered in the Tender Offer is subject to the terms and conditions set forth in the Statement and related materials. Holders should consult the
Statement and related materials in their entirety for a full description of the terms and conditions of the Tender Offer. After the final settlement date,
Notes representing approximately US$22.0 million in aggregate principal amount will remain outstanding.

    Citigroup Global Markets Inc. acted as the dealer manager and solicitation agent for the Tender Offer. Questions regarding the Tender Offer may be directed to Citigroup Global Markets Inc., Liability Management Group,
at (800) 558-3745 (U.S. toll free) and (212) 723-6106 (collect).

    This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Rogers Telecom or RCI.

    Cautionary Statement Regarding Forward Looking Information:

    This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-
looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-
looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise.
Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S.
Securities and Exchange Commission.

    About the Companies:

    Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired by Rogers Communications Inc. on July 1, 2005 and through its wholly owned subsidiary Rogers Telecom Inc. (formerly Sprint Canada Inc.) is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across
Canada. Rogers Telecom owns and operates an extensive national fibre network, has over 150 co-locations in major urban areas across Canada including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.rogerstelecom.ca.
    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.
    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.; Rogers Telecom Holdings Inc. (formerly
     Call-Net)

CNW 12:33e 28-SEP-05